UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of August, 2002




                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------
                (Translation of registrant's name into English)




                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F x                    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                            No x

                          ROYAL CARIBBEAN CRUISES LTD.

                      INDEX TO QUARTERLY FINANCIAL REPORT

                                                                                             Page
                                                                                             ----

Consolidated Statements of Operations for the Second Quarters and Six Months Ended June 30,
2002 and 2001 .............................................................................    1

Consolidated Balance Sheets as of June 30, 2002 and December 31, 2001 .....................    2

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2002 and 2001 .....    3

Notes to the Consolidated Financial Statements ............................................    4

Management's Discussion and Analysis of Financial Condition and Results of Operations .....    8

Signatures ................................................................................   14

Attachment:  Chief Executive Officer and Chief Financial Officer Certification ............   15



                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (unaudited, in thousands, except per share data)


                                                        Second Quarter Ended June 30,  Six Months Ended June 30,
                                                        -----------------------------  --------------------------
                                                             2002           2001           2002           2001
                                                        ------------    -----------    -----------    -----------
Revenues                                                $    821,804    $   821,674    $ 1,621,757    $ 1,548,552
                                                        ------------    -----------    -----------    -----------
Expenses
     Operating                                               498,865        504,003      1,001,503        960,342
     Marketing, selling and administrative                   107,271        107,469        209,347        220,259
     Depreciation and amortization                            85,148         74,927        167,975        142,592
                                                        ------------    -----------    -----------    -----------
                                                             691,284        686,399      1,378,825      1,323,193
                                                        ------------    -----------    -----------    -----------
Operating Income                                             130,520        135,275        242,932        225,359
                                                        ------------    -----------    -----------    -----------
Other Income (Expense)
     Interest income                                           2,485          4,945          6,712         11,742
     Interest expense, net of capitalized interest           (67,008)       (63,279)      (135,276)      (122,534)
     Other income (expense)                                      703          4,772          5,145         19,643
                                                        ------------    -----------    -----------    -----------
                                                             (63,820)       (53,562)      (123,419)       (91,149)
                                                        ------------    -----------    -----------    -----------
Net Income                                              $     66,700    $    81,713    $   119,513    $   134,210
                                                        ============    ===========    ===========    ===========

Earnings Per Share:
     Basic                                              $       0.35   $       0.43    $      0.62    $      0.70
                                                        ============   ============    ===========    ===========
     Diluted                                            $       0.34   $       0.42    $      0.61    $      0.69
                                                        ============   ============    ===========    ===========
Weighted average shares outstanding:
     Basic                                                   192,406        192,209        192,366        192,185
                                                        ============   ============    ===========    ===========
     Diluted                                                 196,413        193,093        195,962        193,304
                                                        ============   ============    ===========    ===========

The accompanying notes are an integral part of these financial statements.



                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)


                                                                                  June 30,       December 31,
                                       ASSETS                                      2002              2001
                                                                                ------------    -------------
                                                                                (unaudited)
Current Assets
  Cash and cash equivalents                                                     $    593,864    $    727,178
  Trade and other receivables, net                                                    87,514          72,196
  Inventories                                                                         33,423          33,493
  Prepaid expenses and other assets                                                   89,229          53,247
                                                                                ------------    -------------
      Total current assets                                                           804,030         886,114

Property and Equipment - at cost less accumulated
     depreciation and amortization                                                 8,958,187       8,605,448
Goodwill, net                                                                        278,561         278,561
Other Assets                                                                         540,547         598,659
                                                                                ------------    -------------
                                                                                $ 10,581,325    $ 10,368,782
                                                                                ============    =============

                                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt                                             $    273,595    $    238,581
  Accounts payable                                                                   160,213         144,070
  Accrued expenses and other liabilities                                             266,349         283,913
  Customer deposits                                                                  679,410         446,085
                                                                                ------------    -------------
      Total current liabilities                                                    1,379,567       1,112,649

Long-Term Debt                                                                     5,336,756       5,407,531
Other Long-Term Liabilities                                                           15,306          92,018
Commitments and Contingencies (Note 6)

Shareholders' Equity
  Common stock ($.01 par value; 500,000,000 shares authorized;
       192,437,255 and 192,310,198 shares issued)                                      1,924           1,923
  Paid-in capital                                                                  2,047,966       2,045,904
  Retained earnings                                                                1,800,918       1,731,423
  Accumulated other comprehensive income (loss)                                        5,766         (16,068)
  Treasury stock (495,696 and 475,524 common shares at cost)                          (6,878)         (6,598)
                                                                                ------------    -------------
      Total shareholders' equity                                                   3,849,696       3,756,584
                                                                                ------------    -------------
                                                                                $ 10,581,325    $ 10,368,782
                                                                                ============    =============

The accompanying notes are an integral part of these financial statements.




                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (unaudited, in thousands)

                                                                       Six Months Ended June 30,
                                                                       --------------------------
                                                                           2002           2001
                                                                       -----------    -----------
Operating Activities
   Net income                                                          $   119,513    $   134,210
   Adjustments:
     Depreciation and amortization                                         167,975        142,592
     Accretion of original issue discount                                   23,071         13,625

   Changes in operating assets and liabilities:
     Increase in trade and other receivables, net                          (15,318)       (24,653)
     Decrease (increase) in inventories                                         70         (2,798)
     Increase in prepaid expenses and other assets                         (24,303)        (8,773)
     Increase in accounts payable                                           16,143          8,785
     (Decrease) increase in accrued expenses and other liabilities         (29,242)        17,034
     Increase in customer deposits                                         233,325        187,224
     Other, net                                                              7,627        (11,980)
                                                                       -----------    -----------
   Net cash provided by operating activities                               498,861        455,266
                                                                       -----------    -----------
Investing Activities
   Purchases of property and equipment                                    (200,666)    (1,021,839)
   Other, net                                                               (5,265)       (25,262)
                                                                       -----------    -----------
   Net cash used in investing activities                                  (205,931)    (1,047,101)
                                                                       -----------    -----------
Financing Activities
   Proceeds from issuance of long-term debt                                   -         1,574,643
   Repayments of long-term debt, net                                      (398,824)      (292,604)
   Dividends                                                               (50,018)       (49,972)
   Other, net                                                               22,598          1,045
                                                                       -----------    -----------
   Net cash (used in) provided by financing activities                    (426,244)     1,233,112
                                                                       -----------    -----------
Net (decrease) increase in cash and cash equivalents                      (133,314)       641,277
Cash and cash equivalents at beginning of period                           727,178        177,810
                                                                       -----------    -----------
Cash and cash equivalents at end of period                             $   593,864    $   819,087
                                                                       ===========    ===========

Supplemental Disclosures
   Cash paid during the year for:
     Interest, net of amount capitalized                               $   117,978    $   102,037
                                                                       ===========    ===========
   Noncash investing and financing activities:
     Acquisition of vessel through debt                                $   319,951    $      -
                                                                       ===========    ===========

The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

     As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or more guests.

Note 1--Basis for Preparation of Consolidated Financial Statements

     We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

     The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2001.

Note 2--Summary of Significant Accounting Policies

     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires us to cease amortization of goodwill and perform an impairment review of goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial impairment test of goodwill as of January 1, 2002 and determined that our goodwill was not impaired. Net income, excluding the amortization of goodwill, would have been $84.3 million and $139.4 million in the second quarter and six months ended June 30, 2001, respectively. Basic earnings per share would have been $0.44 and $0.73, respectively and diluted earnings per share would have been $0.44 and $0.72, respectively.

     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires the measurement and recognition of the impairment of (i) long-lived assets to be held and used and (ii) long-lived assets to be held for sale. The implementation of Statement of Financial Accounting Standards No. 144 did not have a material impact on our results of operations or financial position at adoption or during the six months ended June 30, 2002.

     In April 2002, the Financial Accounting Standards Board issued, and we adopted, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statement of Financial Accounting Standards No. 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. It was replaced by the criteria in Accounting Principles Board Opinion No. 30 for classification requirements of extraordinary items. Statement of Financial Accounting Standards No. 13 was amended to require that certain lease modifications, which have economic effects similar to sale-leaseback transactions, be accounted for in the same manner as sale-leaseback transactions. The implementation of Statement of Financial Accounting Standards


No. 145 did not have an impact on our results of operations or financial position at adoption or during the six months ended June 30, 2002.

Note 3--Earnings Per Share

     Below is a reconciliation between basic and diluted earnings per share (in thousands, except per share data):

                                                        Second Quarter Ended     Six Months Ended
                                                              June 30,               June 30,
                                                        --------------------    ------------------
                                                           2002       2001        2002      2001
                                                        ---------   --------    --------  --------
Net Income                                              $  66,700   $ 81,713    $119,513  $134,210
                                                        =========   ========    ========  ========

Weighted-average common shares outstanding                192,406    192,209     192,366   192,185
Dilutive effect of stock options                            4,007        884       3,596     1,119
                                                        ---------   --------    --------  --------
Diluted weighted-average shares outstanding               196,413    193,093     195,962   193,304
                                                        =========   ========    ========  ========

Basic earnings per share                                $    0.35   $   0.43    $   0.62  $   0.70
                                                        =========   ========    ========  ========
Diluted earnings per share                              $    0.34   $   0.42    $   0.61  $   0.69
                                                        =========   ========    ========  ========

     Our diluted earnings per share computation for the second quarter and six months ended June 30, 2002 and 2001 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield OptionTM Notes and Zero Coupon Convertible Notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments.

Note 4--Long-Term Debt

        In May 2002, we entered into a $320.0 million term loan bearing interest at a variable rate of six month LIBOR plus 1.535%, due through 2010 and secured by a Celebrity vessel.

Note 5--Shareholders' Equity

     During each of the quarters ended March 31, 2002 and 2001 and June 30, 2002 and 2001, we declared cash dividends on common shares of $0.13 per share.

Note 6--Commitments and Contingencies

     Capital Expenditures. As of June 30, 2002, we had five ships on order with an aggregate capacity of 12,528 berths. The aggregate contract price of the five ships, which excludes capitalized interest and other ancillary costs, is approximately $2.3 billion, against which we have made deposits of $319.6 million as of June 30, 2002. Additional deposits are due prior to delivery of $69.3 million in 2002 and $5.2 million in 2003. In May 2002, we moved the delivery date of Navigator of the Seas from the first quarter of 2003 to the fourth quarter of 2002. As of June 30, 2002, we anticipated that overall capital expenditures would be approximately $1.6 billion, $0.6 billion and $1.0 billion for 2002, 2003 and 2004, respectively. (See Note 8--Subsequent Events.) Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.

     Merger Costs. We continue to incur costs in connection with the proposed dual-listed company merger with P&O Princess Cruises plc which are being deferred. In the event the transaction is not consummated, we will write off these costs, resulting in a charge to earnings. We expect to incur approximately $25 million of merger related costs through September 2002. If the dual-listed company merger is completed, these deferred costs, together with additional success costs, will be capitalized as part of the transaction.

     Litigation. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C. Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect upon our financial condition or results of operations. We are engaged in settlement discussions which, if concluded, would result in a charge to earnings of approximately $0.09 to $0.10 per share, although there can be no assurance that a settlement agreement will be reached.

     We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, will not have a material adverse effect upon our financial condition or results of operations.


     Other. At June 30, 2002, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

                        Year
                        --------------------------------
                        2002                   $ 28,677
                        2003                     27,022
                        2004                     27,809
                        2005                     22,765
                        2006                     20,301
                        Thereafter              125,563
                                             -----------
                                               $252,137
                                             ===========


Note 7--Comprehensive Income

        Comprehensive income was as follows (in thousands):

                                                Second Quarter Ended       Six Months Ended
                                                      June 30,                  June 30,
                                                ---------------------    ---------------------
                                                  2002         2001         2002       2001
                                                ---------   ---------    ---------   ---------
Net income                                      $  66,700   $  81,713    $ 119,513   $ 134,210
Transition adjustment SFAS No. 133                   -           -            -          7,775
Changes related to cash flow derivative hedges      6,781        (881)      21,834      (6,783)
                                                ---------   ---------    ---------   ---------
    Total comprehensive income                  $  73,481   $  80,832    $ 141,347   $ 135,202
                                                =========   =========    =========   =========

Note 8--Subsequent Events

     On July 5, 2002, Royal Caribbean International added Brilliance of the Seas to its fleet. In connection with this addition, we novated our original ship building contract and entered into a long-term operating lease denominated in British pounds sterling. The total lease term is 25 years with cancellation provisions at years 10 and 18. The lease payments vary based on actual sterling LIBOR. Assuming sterling LIBOR averages 5.75% over the term of the lease, the effective interest rate would be approximately 5.75%. As a result of this transaction, our capital expenditures will be approximately $1.1 billion for 2002.

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

          - general economic and business conditions,

          - cruise industry competition,

          - changes in vacation industry capacity, including cruise capacity,

          - the impact of tax laws and regulations affecting our business or our principal shareholders,

          - the impact of changes in other laws and regulations affecting our business,

          - the impact of pending or threatened litigation,

          - the delivery of scheduled new vessels,

          - emergency ship repairs,

          - incidents involving cruise vessels at sea,

          - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,

          - changes in interest rates or oil prices, and

          - weather.

     The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2001.


Results of Operations

Summary

     Revenues for the second quarter of 2002 were $821.8 million, essentially unchanged from $821.7 million for the same period in 2001. The increase in capacity for the period was offset by a decline in gross revenue per available passenger cruise day. Net income for the second quarter of 2002 was $66.7 million or $0.34 per share on a diluted basis compared to $81.7 million or $0.42 per share for the second quarter of 2001. Second quarters of 2002 and 2001 were positively affected by $3.0 million of compensation from the shipyard related to the late delivery of Constellation and $14.0 million related to insurance claims, respectively. The impact to the second quarters of 2002 and 2001 for ships out of service, net of compensation from the shipyard and insurance claims, was a decrease in earnings of $0.04 and $0.06 per share, respectively.
Net revenue per available passenger cruise day for the second quarter of 2002 declined 3.3% from the same period in 2001. Net revenue represents gross revenues less costs of air transportation, travel agent commissions and other direct costs of sales.

     The following table presents operating data as a percentage of revenues:


                                                     Second Quarter Ended         Six Months Ended
                                                           June 30,                   June 30,
                                                    ---------------------       --------------------
                                                       2002       2001             2002       2001
                                                    ---------   ---------       ---------  ---------
  Revenues                                             100.0%     100.0%           100.0%     100.0%
  Expenses:
       Operating                                        60.7       61.3             61.8       62.0
       Marketing, selling and administrative            13.0       13.1             12.9       14.2
       Depreciation and amortization                    10.4        9.1             10.3        9.2
                                                   ---------   ---------        ---------  ---------
  Operating Income                                      15.9       16.5             15.0       14.6
  Other Income (Expense)                                (7.8)      (6.6)            (7.6)      (5.9)
                                                   ---------   ---------        ---------  ---------
  Net Income                                             8.1%       9.9%             7.4%       8.7%
                                                   ==========  =========        =========  =========


     Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

Revenues

     Revenues for the second quarter of 2002 were $821.8 million, essentially unchanged from $821.7 million for the same period in 2001. The increase in capacity of 9.8% was offset by an 8.9% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the addition of Summit and Adventure of the Seas during 2001 and Constellation in 2002. The increase in capacity was partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC, and the cancellation of four weeks of sailings due to unanticipated drydocks of two ships. The decrease in gross revenue per available passenger cruise day was primarily associated with lower cruise ticket prices following the events of September 11, 2001, a lower percentage of guests who chose to book their air passage through us, a general softness in the U.S. economy and an increase in industry capacity. The percentage of guests booking air travel through us decreased from 26.7% in the second quarter of 2001 to 14.5% in 2002. Net revenue per available passenger cruise day for the second quarter of 2002 declined 3.3% from the same period in 2001. Occupancy for the second quarter of 2002 was 104.4% compared to 103.0% for the same period in 2001.

     Revenues for the first six months of 2002 increased 4.7% to $1.6 billion from $1.5 billion for the same period in 2001. The increase in revenues was primarily due to a 16.2% increase in capacity, partially offset by a 9.9% decline in gross revenue per available passenger cruise day. Occupancy for the first six months of 2002 was 104.1% compared to 103.0% for the same period in 2001.

     On July 25, 2002, we announced net revenues per available passenger cruise day for the third quarter of 2002 are expected to be down 2% to 4%, while in the fourth quarter they are expected to be up 4% to 6% from the same quarters in 2001. For the full year 2002, net revenues per available passenger cruise day are expected to be down 2% to 3% from 2001.

Expenses

     Operating expenses decreased 1.0% to $498.9 million for the second quarter of 2002 compared to $504.0 million for the same period in 2001 and increased 4.3% to $1.0 billion for the first six months of 2002 from $960.3 million in 2001. The decrease for the second quarter was primarily due to lower air transportation costs associated with fewer guests purchasing air passage through us and lower travel agent commissions as a result of lower cruise ticket pricing, partially offset by an increase in capacity of 9.8%. The increase for the six months ended June 30, 2002 was primarily due to a 16.2% increase in capacity, partially offset by a decrease in air and commission expenses.
Included in operating expenses for the first six months of 2002 was approximately $5.0 million in guest and travel agent expenses resulting from the cancellation of four weeks of sailings related to unanticipated drydocks for two ships. Operating costs per available passenger cruise day for the second quarter and six months ended June 30, 2002 declined 9.8% and 10.3%, respectively.

     Marketing, selling and administrative expenses decreased 0.2% to $107.3 million for the second quarter of 2002 from $107.5 million for the same period in 2001, and decreased 5.0% to $209.3 million for the first six months of 2002 from $220.3 million in 2001. The decrease for the six months ended June 30, 2002 was due primarily to the timing of marketing activities and advertising costs as well as cost reduction initiatives. Marketing, selling and administrative expenses as a percentage of revenues were 13.0% and 13.1% for the second quarters of 2002 and 2001, respectively, and 12.9% and 14.2% for the first six months ended 2002 and 2001, respectively.




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

     Operating costs and marketing, selling and administrative expenses on a per available passenger cruise day basis, excluding fuel costs and prior year insurance claims, declined 13.2% and 14.0% for the second quarter and six months ended June 30, 2002, respectively, compared to 2001. For the full year 2002, we expect these costs to be down 5% per available passenger cruise day on a year-over-year basis. For the quarter, running expenses (i.e., those expenses directly associated with shipboard operations) and SG&A expenses excluding fuel were down 6.9% on a per available passenger cruise day basis. For the full year 2002, we expect these costs to be down 3.5% to 4.0% on the same basis.

     Depreciation and amortization increased 13.6% to $85.1 million for the second quarter of 2002 from $74.9 million for the same period in 2001 and increased 17.8% to $168.0 million for the six months ended June 30, 2002 from $142.6 million for the same period in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $5.2 million of goodwill amortization resulting from the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

Other Income (Expense)

     Gross interest expense, excluding capitalized interest, increased to $73.5 million for the second quarter of 2002 compared to $70.8 million in 2001, and to $147.7 million for the six months ended June 30, 2002 compared to $140.6 million for the same period in 2001. The increase for the second quarter and the six months ended June 30, 2002 was due primarily to an increase in the average debt level associated with our fleet expansion program partially offset by lower interest rates. Capitalized interest decreased to $6.5 million for the second quarter of 2002 from $7.5 million for the same period in 2001, and decreased to $12.5 million for the six months ended June 2002 from $18.1 million for the same period in 2001, due to a lower average level of investment in ships under construction and lower interest rates.

     The decrease in Other income (expense) for the six months ended June 30, 2002 compared to the same period in 2001 was primarily due to $4.5 million of losses from affiliated operations, partially offset by $3.0 million of compensation from the shipyard related to the late delivery of Constellation. Included in the same period in 2001 was $7.2 million of compensation from the shipyard related to the late delivery of a ship.

Liquidity and Capital Resources

Sources and Uses of Cash

     Net cash provided by operating activities was $498.9 million for the first six months of 2002 compared to $455.3 million for the same period in 2001. The increase was primarily due to the timing of cash receipts related to customer deposits.

     Our capital expenditures were $520.6 million for the first six months of 2002 compared to $1.0 billion for the same period in 2001. Capital expenditures for the first six months of 2002 were primarily related to the delivery of Constellation and ships under construction. Capital expenditures for the first

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

six months of 2001 were primarily related to the deliveries of Infinity and Radiance of the Seas, and deposits for ships under construction.

     During the first six months of 2002, we paid quarterly cash dividends on our common stock of $50.0 million. We had net repayments of $350.0 million on our $1.0 billion revolving credit facility. In May 2002, we partially financed the acquisition of Constellation with a $320.0 million secured variable rate term loan. (See Note 4--Long-Term Debt.)

     Capitalized interest decreased to $12.5 million for the first six months of 2002 from $18.1 million for the same period in 2001. The decrease was primarily due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

     We currently have four ships on order with an aggregate capacity of 10,428 berths. The aggregate contract price of the four ships, which excludes capitalized interest and other ancillary costs, is approximately $1.9 billion, against which we have made deposits of $265.2 million as of June 30, 2002. Additional deposits are due prior to the dates of delivery of $69.3 million in 2002 and $5.2 million in 2003. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs below.

     In May 2002, we moved the delivery date of Navigator of the Seas from the first quarter of 2003 to the fourth quarter of 2002. On July 5, 2002, Royal Caribbean International added Brilliance of the Seas to its fleet. In connection with this addition, we novated our original ship building contract and entered into a long-term operating lease denominated in British pounds sterling. The total lease term is 25 years with cancellation provisions at years 10 and 18. Our British pounds sterling receipts from business operations will provide a natural hedge to the foreign exchange exposure from the lease payments. The lease payments vary based on actual sterling LIBOR. Assuming sterling LIBOR averages 5.75% over the term of the lease, the effective interest rate would be approximately 5.75%. As a result, we anticipate that overall capital expenditures will be approximately $1.1 billion, $0.6 billion and $1.0 billion for 2002, 2003, and 2004, respectively.

     We have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and we have extended the expiration date on these options to September 20, 2002.

     As of June 30, 2002, we had $5.6 billion of long-term debt of which $273.6 million is due during the 12-month period ending June 30, 2003.

     We continue to incur costs in connection with the proposed dual-listed company merger with P&O Princess Cruises plc which are being deferred. In the event the transaction is not consummated, we will write off these costs, resulting in a charge to earnings. We expect to incur approximately $25 million

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

of merger related costs through September 2002. If the dual-listed company merger is completed, these deferred costs, together with additional success costs, will be capitalized as part of the transaction.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

     As of June 30, 2002, our liquidity was $1.6 billion consisting of approximately $0.6 billion in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not renewed. We intend to renew or replace this facility prior to its expiration date. In addition, we have commitments for export financing for up to 80% of the contract price of two ships on order, Serenade of the Seas and Jewel of the Seas, or for up to $624.0 million in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. The events of September 11, 2001, current market volatility and the lowering of our credit ratings by Standard & Poors and Moody's have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financings from external sources will be available in accordance with our expectations.

     Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of June 30, 2002.

Other

     On July 25, 2002, we announced that we believed the consensus of analyst estimates for 2002 full year earnings per share of $1.38 was reasonable. We are engaged in settlement discussions with respect to certain litigation which, if concluded, would result in a charge to earnings of approximately $0.09 to $0.10 per share, although there can be no assurance that a settlement agreement will be reached. Based upon the current booking trends, in the event the settlement mentioned above is reached, we still believe the consensus of analyst estimates remains reasonable.


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

                           INCORPORATION BY REFERENCE

     This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ROYAL CARIBBEAN CRUISES LTD.
                                               ----------------------------
                                               (Registrant)



                                               By: /s/  Bonnie S. Biumi
                                                   -----------------------
                                                   Bonnie S. Biumi
                                                   Chief Financial Officer
Date: August 14, 2002



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

August 14, 2002



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

     Richard D. Fain, the Chief Executive Officer, and Bonnie S. Biumi, Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the "Company") each certifies as follows with respect to the Company's Quarterly Financial Report for the Second Quarter of 2002 to which this letter is attached (the "Report"):

     1. the Report fully complies with the applicable reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.



                                        /s/ RICHARD D. FAIN
                                        -------------------
                                        Richard D. Fain
                                        Chief Executive Officer


                                        /s/ BONNIE S. BIUMI
                                        -------------------
                                        Bonnie S. Biumi
                                        Chief Financial Officer




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